Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

LAKE SHORE GOLD ANNOUNCES DETAILS OF FULL YEAR AND FOURTH QUARTER 2012 CONFERENCE CALL AND WEBCAST

TORONTO, ONTARIO-- (Marketwire – March 12, 2013) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the “Company") today announced that the Company plans to release its full year and fourth quarter 2012 financial results on Monday, March 18, 2013. The Company will then host a conference call and webcast to review the results on Tuesday, March 19, 2013 at 10:00 am EST. Those wishing to access the call can do so using the telephone numbers listed below. The call will also be webcast and available on the Company’s website.

Participant call-in: 416-340-2216 or 866-226-1792
Replay number: 905-694-9451 or 800-408-3053
Re-dial ID: 8256094
Available until: 11:59 pm (March 26, 2013)

About Lake Shore Gold

Lake Shore Gold is a gold mining company with three wholly owned gold complexes located in the century-old Timmins Gold Camp of Northern Ontario. The Company’s strategy is to create value and generate positive free cash flow by achieving significant production growth, improved cash operating costs and lower levels of capital spending. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com

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